sesen bio + carisma THERAPEUTICS

Maximizing Value for Sesen Bio Stockholders

Filed by Sesen Bio, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Sesen Bio, Inc.
Commission File No.: 001-36296
On December 23, 2022, Sesen Bio, Inc. and CARISMA Therapeutics Inc. posted the following document to their websites (www.sesenbio.com and www.carismatx.com)

Delivers Immediate Value with Future Upside to Sesen Bio Stockholders

Up to $25M Special Cash Dividend

Direct and immediate value ($0.12/share[1])

\+

34.4% stake in $407M[2] Combined Company

Sesen Bio stockholders to receive ownership stake in Carisma, **a well-funded company developing groundbreaking therapies for a wide range of cancers** ($0.62/share[3]). This includes $30M of additional incremental financing from Carisma's key investors (Abbvie, Wellington, TPG Biotech and others; Moderna becoming a stockholder)

\+

$30M CVR

Additional potential value via a Contingent Value Right (CVR) related to Sesen Bio's asset purchase agreement with Roche ($0.14/share[4])

=

Implied Total Value


$0.12
Per Share
$0.62
Per Share
$0.14
Per Share
$0.88
Per Share
Special Cash Dividend
Pro Forma Company
CVR
Total

Culmination of Sesen Bio's Comprehensive and Thorough Review of Strategic Alternatives and Merger Partner Candidates

- **With the assistance of financial advisor, SVB Securities, the Sesen Board undertook a four-month comprehensive strategic alternative review across 12 Board meetings**
  - Strategic alternatives considered included a merger, sale of assets, resumption of R&D and liquidation of assets
  - Outreach to **100+ companies in the process, 42 submitted bids**
  - **Five Board meetings to thoroughly understand risk and opportunities of merger with Carisma** and an additional due diligence call with key opinion leaders about Carisma's proprietary cell therapy platform
- **The Sesen Board unanimously determined that the pending transaction is more favorable to Sesen Bio stockholders than other alternatives, including a liquidation and dissolution of Sesen Bio**
- **Sesen Bio has no remaining programs in development**
  - In July 2022, Sesen Bio voluntarily paused further clinical development of Vicineum in the U.S. and is engaging with a financial advisor for the potential sale of Vicineum
- **Significant expense and uncertainty associated with dissolution and liquidation, which can take up to approximately three years to complete and requires a stockholder vote**
  - In liquidation, **only ~60-90%[5] of the cash balance is estimated to be available for an initial distribution to stockholders**, or ~$0.40-$0.60[6] per share
  - The remaining amount would fund the wind-down of operations and the reserves for current, potential future and unknown liabilities

Combined Company Will Focus on Advancement of Carisma's Proprietary Cell Therapy Platform

- **Carisma is the pioneer developer of chimeric antigen receptor macrophages (CAR-M) platform technology and has the potential to revolutionize cancer treatments**
  - Believed to be the only company to have demonstrated proof of mechanism and safety data in this therapy through human clinical trials
  - The Company's CAR-M technology has broad applicability across multiple types of solid tumors and has attracted strategic interest from leading biotechnology and pharmaceutical companies including Moderna, Novartis, AbbVie and Merck
- Carisma's strategic collaboration with Moderna will fully fund R&D of innovative cancer therapies that leverage **Moderna's proven mRNA and lipid nanoparticle technology**; it also **provides potentially significant downstream economics** in the form of development, regulatory and commercial milestones, in addition to royalty payments
- Carisma has several **upcoming value inflection milestones over the next 18 months, including multiple clinical data readouts**, the first of which is expected in mid-2023

Experienced Leadership Team to Continue Enhancing Value of Combined Company

Combined company will be led by Carisma's experienced leadership team, which has extensive cell therapy experience and strong track record in oncology and drug development

Carisma CEO Steven Kelly and co-founder and Chief Scientific Officer Dr. Michael Klichinsky, co-inventor of the technology at the University of Pennsylvania, to oversee advancement of Carisma's pipeline to drive value for stockholders of the combined company

[1] Based on basic outstanding shares including unvested RSUs
[2] Reflects pro forma company value including stated valuation for Sesen Bio, Carisma, and fully diluted value of Moderna's convertible notes
[3] Based on pro forma fully diluted post-close company shares outstanding
[4] Based on basic outstanding shares including unvested RSUs
[5] Based on precedent liquidation processes and company projections of potential liabilities and operating expenses.
[6] Assumes shareholder approval of liquidation in 2Q 2023 and a cash balance of ~140m.

Cautionary Note on Forward-Looking Statements Any statements in this communication about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma Therapeutics) or the combined company, Sesen Bio’s, Carisma Therapeutics’ or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction and the expected ownership percentages of the combined company, Sesen Bio’s and Carisma Therapeutics’ respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, and the receipt of any payments under the contingent value rights are forward-looking statements. Actual results may differ materially from those indicated by such forward- looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma Therapeutics to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma Therapeutics’ ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma Therapeutics stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (x) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma Therapeutics’ business relationships, operating results and business generally; (xi) costs related to the merger; (xii) the outcome of any legal proceedings that may be instituted against Sesen Bio, Carisma Therapeutics or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiii) the ability of Sesen Bio or Carisma Therapeutics to protect their respective intellectual property rights; (xiv) competitive responses to the proposed transaction and changes in expected or existing competition; (xv) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvi) regulatory requirements or developments; (xvii) changes to clinical trial designs and regulatory pathways; (xviii) changes in capital resource requirements; (xix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xx) legislative, regulatory, political and economic developments; and (xxi) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this communication represent Sesen Bio’s and Carisma Therapeutics’ views as of the date hereof. Sesen Bio and Carisma Therapeutics anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof. Important Additional Information In connection with the proposed transaction between Carisma Therapeutics and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 on October 14, 2022, Amendment No. 1 to the Form S-4 on November 21, 2022 and Amendment No. 2 to the Form S-4 on December 14, 2022 (as amended, the Form S-4). The Form S-4 includes a preliminary proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio’s common stock to be issued in the proposed transaction (preliminary proxy statement/prospectus). The preliminary proxy statement/prospectus is not final and may be further amended. The definitive proxy statement/prospectus (if and when available) will be delivered to Sesen Bio’s stockholders. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the Form S-4, the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Participants in the Solicitation Sesen Bio and Carisma Therapeutics and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/prospectus (if and when available) carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above.